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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                      POLICY MANAGEMENT SYSTEMS CORPORATION
                       (NAME OF SUBJECT COMPANY (ISSUER))

                            PATRIOT ACQUISITION CORP.
                          COMPUTER SCIENCES CORPORATION
                       (NAME OF FILING PERSONS (OFFEROR))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   731108-10-6
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              HAYWARD D. FISK, ESQ.
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                          COMPUTER SCIENCES CORPORATION
                             2100 EAST GRAND AVENUE
                          EL SEGUNDO, CALIFORNIA 90245
                                 (310) 615-0311

 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
           COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                              RONALD S. BEARD, ESQ.
                          GIBSON, DUNN & CRUTCHER, LLP
                                  4 PARK PLAZA
                            IRVINE, CALIFORNIA 92614
                                 (949) 451-3800

                            CALCULATION OF FILING FEE

     TRANSACTION VALUATION*                           AMOUNT OF FILING FEE
        $  584,871,904                                   $  116,974.38

* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Policy Management Systems Corporation, a South Carolina corporation (the "Company"), at a price per Share of $16.00 in cash. As of June 26, 2000, based on information provided by the Company, there were (i) 35,585,905 Shares outstanding and (ii) approximately 968,589 options to purchase Shares that are expected to be outstanding prior to the Effective Time of the Merger (as defined herein), with the exercise price of which is less than $16.00. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, equals 1/50th of one percent of the value of the Shares proposed to be acquired.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. [X]

Amount Previously Paid:    $116,974.38    Filing Party:   Computer Sciences Corporation
Form or Registration No.:  Schedule TO    Date Filed:     June 28, 2000

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. [ ]

Check the appropriate boxes to designate any transactions to which this statement relates:

[X] third party tender offer subject to   [ ] going-private transaction subject
    Rule 14d-1                                to Rule 13e-3
[ ] issuer tender offer subject to        [ ] amendment to Schedule 13D under
    Rule 13e-4                                Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

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     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule TO filed by Computer Sciences Corporation, a Nevada corporation ("Parent"), and Patriot Acquisition Corp., a South Carolina corporation and a wholly owned subsidiary of Parent ("Purchaser") on June 28, 2000 (the "Schedule TO"), relating to Purchaser's offer to purchase all of the outstanding shares of common stock, par value $0.01 (the "Shares"), of Policy Management Systems Corporation, a South Carolina corporation (the "Company"), at $16.00 per share, net to the seller in cash, less any required withholding of taxes and without the payment of any interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 28, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal," which together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

ITEM 4. TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended and supplemented as follows:

     The last paragraph under Section 16 of the Offer to Purchase --"Certain Conditions of the Offer" is deleted in its entirety and replaced with the following language:

     "The conditions set forth above are for the sole benefit of Parent and Purchaser and may be waived by Parent and Purchaser, in whole or in part, at any time and from time to time, in the sole discretion of Parent and Purchaser; provided that the determination of the satisfaction or waiver of all conditions, other than those involving receipt of government approvals, will be made on or before the Expiration Date. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any right."

ITEM 11. ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

     On July 12, 2000, Parent issued the press release filed as Exhibit
(a)(5)(vii), which is incorporated herein by reference.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibits:

     (a)(5)(vii)  Press release issued by Parent on July 12, 2000.

     (d)(1) Merger Agreement, dated as of June 20, 2000, by and among Parent, Purchaser and the Company.

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                                    SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               PATRIOT ACQUISITION CORP.

                               By: /s/    PAUL T. TUCKER
                                   ---------------------------------------------
                                   Name:  Paul T. Tucker
                                   Title: Vice President

                               COMPUTER SCIENCES CORPORATION

                               By: /s/    LEON J. LEVEL
                                   ---------------------------------------------
                                   Name:  Leon J. Level
                                   Title: Vice President and Chief Financial
                                          Officer

Dated: July 12, 2000


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                                 EXHIBIT INDEX

(a)(1)(i)     Offer to Purchase, dated June 28, 2000.*

(a)(1)(ii)    Letter of Transmittal, dated June 28, 2000.*

(a)(1)(iii)   Notice of Guaranteed Delivery, dated June 28, 2000.*

(a)(2)        Not applicable.

(a)(3)        Not applicable.

(a)(4)        Not applicable.

(a)(5)(i) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 28, 2000.*

(a)(5)(ii)    Letter to Clients, dated June 28, 2000.*

(a)(5)(iii) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)(iv)    Press release issued by Parent on June 20, 2000.**

(a)(5)(v)     Press release issued by Parent on June 27, 2000.***

(a)(5)(vi) Summary Advertisement as published in the Wall Street Journal on June 28, 2000.*

(a)(5)(vii)   Press Release issued by Parent on July 12, 2000.

(b)           None.

(c)           Not required.

(d)(1) Merger Agreement, dated as of June 20, 2000, by and among Parent, Purchaser and the Company.

(d)(2) Letter Agreement, dated as of June 26, 2000, by and between Parent and the Company.*

(d)(3) Confidentiality Agreement, dated as of August 19, 1997, and amendments dated March 31, 2000, and May 25, 2000, by and between Parent and the Company.*

(d)(4) Promissory Note, dated June 20, 2000, in aggregate principal amount of $19 million by the Company in favor of Parent.*

(d)(5) Subordination Agreement, dated as of June 20, 2000, by and among Parent, Bank of America, N.A., as agent, and the Company.*

(e)           Not required.

(f)           Not required.

(g)           Not applicable.

(h)           Not applicable.

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*        Previously filed on June 28, 2000 as an exhibit to the Schedule TO.

**       Incorporated by reference to the Schedule TO-C filed on June 20, 2000.

***      Incorporated by reference to the Schedule TO-C filed on June 27, 2000.


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